May 13, 2021
IsoPlexis Corporation
Confidential Submission of Draft Registration Statement on Form S-1
CIK No. 0001615055
Ladies and Gentlemen:
IsoPlexis Corporation (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.
The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.
*          *          *

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Matthew G. Jones at 212-474-1298.

Sincerely,

/s/ Matthew G. Jones

Matthew G. Jones

VIA EDGAR

Copy to:

Sean Mackay, Chief Executive Officer
IsoPlexis Corporation
35 NE Industrial Rd
Branford, CT 06405

VIA E-MAIL